July 29, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Coleman
Craig Arakawa

Re:	Coronado Global Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 20, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 20, 2024 (“Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 15. Exhibits, Financial Statement Schedules
96.1, page 163

1.	Please revise subsequent technical report summaries for the Curragh Mine Complex to include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K. At a minimum this should include material assumptions including line items in tabular format for production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project.

Additionally we note that you include disclosure on page 11 of the technical report summary explaining that inferred resources have been included in the LOM plan, however have a minimal impact on the net present value valuation. Please revise to remove the inferred resource from the LOM plan and economic analysis to comply with Item 1302(e)(6) of Regulation S-K.

United States Securities and Exchange Commission

July 29, 2024

Please include a draft of your proposed revisions with your response. To the extent that the removal of the inferred from the LOM plan and economic analysis is material to the overall report you should file a revised technical report summary.

Response: The Company’s acknowledges the Staff’s comment, and will revise subsequent technical report summaries for the Curragh Mine Complex that it files to (i) include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K and (ii) remove the inferred resource from the LOM plan and economic analysis to comply with Item 1302(e)(6) of Regulation S-K, substantially in the format below.

The Company respectfully advises the Staff that the removal of the inferred resource from the LOM plan and economic analysis is reflected in the revisions set out below. We consider the revisions immaterial to the overall Technical Report Summary for the Curragh Mine Complex that the Company filed as Exhibit 96.1 to the Form 10-K. The removal of inferred resources from the cash flow model has reduced the estimated net present value of the project cash flows to $1,015 million from $1,066 million, as previously disclosed; however, this change does not impact the conclusion of economic viability supporting the disclosure of the mineral reserves for the Curragh Mine Complex.

Accordingly, the Company does not intend to file a revised Technical Report Summary for the Curragh Mine Complex at this time.

The following is a draft of the Company’s proposed revisions to Section 1.9 and Section 19 of the Technical Report Summary for the Curragh Mine Complex that the Company filed as Exhibit 96.1 to the Form 10-K. The Company will include disclosure in substantially the same format in subsequent technical report summaries that it files for the Curragh Mine Complex.

1.9 Economic Evaluation

The financial model prepared for this Technical Report Summary (TRS) was developed to test the economic viability of the Coal Reserves. The results of this financial model are not intended to represent a bankable feasibility study, required for financing of any current or future mining operations contemplated for the Coronado properties, but are intended to establish the economic viability of the estimated Coal Reserves. Cash flows are simulated on an annual basis based on projected production from the Coal Reserves.

The project cash flows, excluding debt service, are calculated by subtracting direct and indirect operating expenses, tax payments and capital expenditures from revenue. Customer coal pricing have been estimated based on industry specialists forecasts and appropriate discounts and adjustments applicable to Curragh’s products.

Economic outcomes include capital forecasts and government and contracted royalty and rebate payments.

United States Securities and Exchange Commission

July 29, 2024

As shown in Table 1.4 the Curragh Mine shows positive EBITDA over the LOM. Overall, Curragh’s operations show positive LOM P&L and EBITDA of over $4.1 billion and $6.3 billion, respectively.

Curragh’s cash flow summary, excluding debt service, is shown in section 19.2.

Table 1.4: LOM tonnage, Profit & Loss (P&L) before tax and EBITDA

	LOM	LOM	PandL	LOM	EBITDA
	Tonnes	Pre-Tax PandL	Per Tonne	EBITDA	Per Tonne
Curragh	223Mt	$4.1 billion	$18	$6.3 billion	$28

Consolidated cash flow from operations is positive over the mine life with the post-production years showing negative cash flows due to end-of-mine reclamation spending.

Cash flow after tax, but before debt service, generated over the life of the project was discounted to NPV at a 10.0% discount rate, which represents the risk adjusted return demanded by a hypothetical investor in Curragh, also referred as the Weighted Average Costs of Capital (WACC). The assessment of an appropriate discount rate is a matter of judgement considering market pricing information and the characteristics, circumstances and risks specific to the asset generating the cash flows subject to discounting.

The NPV of the project cash flows is a point in time estimate of potential economic outcomes with scope for further projects not exhausted. The NPV amounts to approximately USD 1,015 million as a base line only with outcomes highly dependent upon market based pricing, exchange rates, and various other factors. The financial model prepared for the TRS was developed to test the economic viability of each coal resource area. The NPV estimate was made for purposes of confirming the economics for classification of coal reserves and not for purposes of valuing Coronado or its Curragh assets. Mine plans may change or be optimised to increase cashflow/NPV from the mine. In all cases, the mine production plan assumes the properties are under competent management.

19.0      Economic Analysis

19.1  Assumptions, Parameters and Methods

The Mine plan, productivity expectations and cost estimates generally reflect historical performance by Coronado and efforts have been made to adjust plans and costs to reflect future conditions and comply with contractual obligations.

The financial model, prepared for this TRS, was developed to test the economic viability of the Coal Reserve estimate. The results of this financial model are not intended to represent a bankable feasibility study, required for financing of any current or future mining operations, but are intended to prove the economic viability of the estimated Coal Reserves.

United States Securities and Exchange Commission

July 29, 2024

On an unlevered basis, the NPV of the project cash flows after taxes was estimated for the purpose of classifying Coal Reserves. The project cash flows, excluding debt service, are calculated by subtracting direct and indirect operating expenses and capital expenditures from revenue. Revenue is derived from long term forward price estimates observed at December 2023. The revenue pricing assumptions used in this cashflow model are outlined in section 16.2 of this TRS. Both upstream and downstream costs are calculated based on site knowledge of costs profiles and contractor obligations. Net cash flows incorporate applicable state and federal taxes plus progressive reclamation obligations to the end of mine closure. All cash flows are denominated in nominal USD incorporating inflation of 2.5% in FY24 and 2.0% thereafter.

All figures are reported in USD millions unless otherwise stated and volume related data is reported on a metric tonne basis. The net present value of the projected cash flows have been calculated adopting a 10% post-tax discount rate.

The projection model also includes notional income tax calculations at the Curragh level adopting a federal tax rate of 30%. To the extent the mine generates net operating losses for tax purposes, the losses are carried over to offset future taxable income. The terms “cash flows” and “project cash flows” used in this report refer to after tax, unlevered cash flows.

19.2 Cash Flow Model

As shown in Table 19-1, the Curragh Mine shows positive EBITDA over the LOM. Overall, Coronado’s consolidated operations show positive LOM P&L and EBITDA of $4.1 billion and $6.3 billion, respectively.

Table 19-1: Life-of-Mine Tonnage, P&L before Tax, and EBITDA

	LOM	LOM	PandL	LOM	EBITDA
	Tonnes	Pre-Tax PandL	Per Tonne	EBITDA	Per Tonne
Curragh	223Mt	$4.1 billion	$18	$6.3 billion	$28

United States Securities and Exchange Commission

July 29, 2024

A summary of the key financial performance metrics projected through 2031 is provided below in Table 19-2.

Table 19-2: Summary of Curragh Key Financial Performance Metrics (2024-2031)

										Rest of
	Total	2024	2025	2026	2027	2028	2029	2030	2031	LOM Avg.[1]
ROM Production Tonnes (Mt)	290.3	13.8	16.6	16.4	16.4	16.9	16.7	16.7	16.8	14.5
Yield (%)	77%	83%	81%	82%	82%	80%	79%	80%	76%	74%
Saleable Production Tonnes (Mt)	223.4	11.5	13.5	13.5	13.5	13.5	13.2	13.3	12.9	10.7

Met Tonnes (Mt)	161.1	8.4	9.8	9.5	10.3	10.2	10.6	9.7	9.9	7.5
Thermal Tonnes (Mt)	62.4	3.2	3.7	4.0	3.2	3.3	2.9	3.5	3.4	3.2
Total Saleable Tonnes (Mt)	223.4	11.5	13.5	13.5	13.5	13.5	13.5	13.2	13.3	10.7

Cash Costs per Tonne ($/t)
Mine cash costs	83.9	77.0	78.0	77.5	80.9	81.2	83.7	85.7	87.2	86.1
Freight costs	19.9	15.0	15.3	15.7	17.9	19.0	19.3	19.7	19.5	21.9
Royalties and rebates	23.1	29.3	21.8	21.6	16.4	15.7	19.7	19.0	20.7	25.5
SG&A and other costs	4.1	6.6	3.4	1.0	6.3	3.4	5.0	4.0	4.1	4.1
Total Cash Costs	131.0	127.8	118.6	115.8	121.5	119.4	127.8	128.4	131.4	137.5

EBITDA per Tonne ($/t)	28.0	9.8	6.6	9.9	16.6	23.0	27.0	23.8	25.1	30.7

Expansion CapEx ($M))	456	50	50	36	0	49	49	63	78	80
Sustaining CapEx ($M)	1,334	55	50	56	64	66	74	89	73	808
Total CapEx ($M)	1,790	105	100	92	64	115	123	153	151	888

1 For expansion and sustaining CapEx, the table presents total investment in millions of dollars.

United States Securities and Exchange Commission

July 29, 2024

After Tax Cash Flows were developed in order to calculate the NPV for this Property. The projections adopt a life of mine average exchange rate of 0.69 which has been assessed having regard to exchange rate forward curves, economic specialists’ forecasts and broker consensus as at 31 December 2023. The NPV is estimated to be US$1,015 million at a discount rate of 10.0%. A summary of the Curragh after-tax cash flow is shown in Table 19-3.

Table 19-3: Project Cash Flow Summary

US$ million (nominal)	2024	2025	2026	2027	2028	2029	2030
Production & sales (Mt)	11.5	13.5	13.5	13.5	13.5	13.5	13.2
Revenue	1,584	1,688	1,696	1,865	1,920	2,089	2,010
Operating costs	(1,134)	(1,305)	(1,271)	(1,419)	(1,398)	(1,458)	(1,445)
Royalties & rebates	(337)	(294)	(292)	(222)	(212)	(266)	(251)
EBITDA	113	89	133	224	310	365	314
Payable income tax	(5)	0	(11)	(43)	(63)	(78)	(59)
Working capital movement	4	38	(29)	15	(17)	7	(1)
Capex	(105)	(100)	(92)	(64)	(115)	(123)	(153)
Rehabilitation costs	(9)	(5)	(4)	(4)	(5)	(4)	(5)
Free cash flow	(2)	22	(3)	128	110	166	96

US$ million (nominal)	2031	2032	2033	2034	2035	2036	2037
Production & sales tonnes (Mt)	13.3	12.9	13.2	13.0	13.3	12.4	12.4
Revenue	2,085	2,102	2,155	2,113	2,304	2,129	2,238
Operating costs	(1,475)	(1,488)	(1,461)	(1,365)	(1,407)	(1,321)	(1,342)
Royalties & rebates	(275)	(295)	(304)	(297)	(346)	(321)	(325)
EBITDA	335	319	390	451	551	486	571
Payable income tax	(63)	(57)	(86)	(104)	(133)	(116)	(140)
Working capital movement	(6)	2	(11)	(23)	(9)	(6)	(17)
Capex	(151)	(148)	(80)	(92)	(93)	(82)	(94)
Rehabilitation costs	(9)	(8)	(9)	(9)	(10)	(7)	(7)
Free cash flow	106	107	204	224	306	275	312

US$ million (nominal)	2038	2039	2040	2041	2042	2043	2044
Production & sales tonnes (Mt)	10.0	9.9	9.3	8.3	3.2	0.0	0.0
Revenue	1,823	1,839	1,764	1,538	583	0	0
Operating costs	(1,115)	(1,066)	(1,031)	(969)	(646)	0	0
Royalties & rebates	(265)	(273)	(267)	(229)	(86)	0	0
EBITDA	444	500	467	339	(149)	0	0
Payable income tax	(105)	(122)	(113)	(75)	0	0	0
Working capital movement	(7)	(30)	(18)	0	33	(43)	0
Capex	(67)	(68)	(68)	(63)	(33)	0	0
Rehabilitation costs	(10)	(10)	(10)	(12)	(21)	(24)	(25)
Free cash flow	255	270	259	189	(170)	(66)	(25)

United States Securities and Exchange Commission

July 29, 2024

US$ million (nominal)	2045	2046	2047	2048	2049	2050	2051
Production & sales tonnes (Mt)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue	0	0	0	0	0	0	0
Operating costs	0	0	0	0	0	0	0
Royalties & rebates	0	0	0	0	0	0	0
EBITDA	0	0	0	0	0	0	0
Payable income tax	0	0	0	0	0	0	0
Working capital movement	0	0	0	0	0	0	0
Capex	0	0	0	0	0	0	0
Rehabilitation costs	(27)	(26)	(27)	(27)	(39)	(28)	(25)
Free cash flow	(27)	(26)	(27)	(27)	(39)	(28)	(25)

US$ million (nominal)	2052	2053	2054	2055	2056	2057	2058
Production & sales tonnes (Mt)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue	0	0	0	0	0	0	0
Operating costs	0	0	0	0	0	0	0
Royalties & rebates	0	0	0	0	0	0	0
EBITDA	0	0	0	0	0	0	0
Payable income tax	0	0	0	0	0	0	0
Working capital movement	0	0	0	0	0	0	0
Capex	0	0	0	0	0	0	0
Rehabilitation costs	(13)	(13)	(13)	(3)	(2)	0	0
Free cash flow	(13)	(13)	(13)	(3)	(2)	0	0

19.3 Sensitivity

Sensitivity of the NPV results to changes in the key drivers is presented in Table 19.4. The sensitivity study shows the NPV at the 10% discount rate when Base Case sales prices and exchange rates increased and decreased in increments of 5%.

Table 19.4: Sensitivity of NPV (USD billions)

Price/FX	-5% FX	Base	+5% FX
+5% Price	$1.669	$1.419	$1.156
Base	$1.281	$1.015	$0.741
-5% Price	$0.876	$0.597	$0.312

* * * * * * * *

United States Securities and Exchange Commission

July 29, 2024

If you have any questions regarding these matters, please do not hesitate to contact me at +61 448 178 563.

Very truly yours,

/s/ Gerhard Ziems

Gerhard Ziems
Group Chief Financial Officer